Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

FORM OF PROXY

SOLICITED BY MANAGEMENT OF THE CORPORATION

FOR USE AT THE JUNE 6, 2019 ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS
PLEASE DATE AND SIGN THIS FORM OF PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE ADDRESSED TO ALGONQUIN POWER & UTILITIES CORP., C/O AST TRUST COMPANY (CANADA), P.O. BOX 721, AGINCOURT, ONTARIO, M1S 0A1, SO THAT IT IS RECEIVED BEFORE 4:00 P.M. (EASTERN TIME) ON TUESDAY, JUNE 4, 2019. IN THE ALTERNATIVE, YOU MAY DELIVER IT BY ELECTRONIC MAIL (SCAN BOTH SIDES) TO PROXYVOTE@ASTFINANCIAL.COM, FROM A TOUCH-TONE TELEPHONE BY CALLING 1-888-489-5760, OR BY FACSIMILE (FAX BOTH SIDES) TO 416-368-2502 OR 1-866-781-3111, OR ON THE INTERNET BY VISITING WWW.ASTVOTEMYPROXY.COM BY NOT LATER THAN 4:00 P.M. (EASTERN TIME) ON TUESDAY, JUNE 4, 2019. IF YOU ARE PLANNING TO ATTEND THE MEETING TO VOTE IN PERSON, PLEASE BRING THIS PROXY, AS IT WILL ASSIST IN YOUR REGISTRATION.
The undersigned common shareholder of ALGONQUIN POWER & UTILITIES CORP. (the “Corporation”) hereby appoints Ian Robertson, Chief Executive Officer of the Corporation, or, failing him, Christopher Jarratt, Vice Chair of the Corporation, or instead of either of them,                                                                               , as proxy of the undersigned, with full power of substitution, to attend and vote at the annual and special meeting (the “Meeting”) of common shareholders of the Corporation to be held at 4:00 p.m. (Eastern Time) on Thursday, June 6, 2019 at the offices of the Corporation, Suite 100, 354 Davis Road, Oakville, Ontario, Canada, and at any adjournment or postponement thereof, upon the following matters:
(1)	VOTE FOR or WITHHOLD VOTE or, if no specification is made, VOTE FOR the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation;
(2)	With respect to the election of the following directors of the Corporation as set out in the Corporation’s management information circular (the “Circular”) dated April 26, 2019:

	VOTE FOR	WITHHOLD VOTE		VOTE FOR	WITHHOLD VOTE
1. Christopher Ball	☐	☐	2.Melissa Stapleton Barnes	☐	☐
3. Christopher Jarratt	☐	☐	4.D. Randy Laney	☐	☐
5. Kenneth Moore	☐	☐	6.Ian Robertson	☐	☐
7. Masheed Saidi	☐	☐	8.Dilek Samil	☐	☐
9. George Steeves	☐	☐
and, if no specification is made, VOTE FOR the election of each of the foregoing director nominees;
(3)	VOTE FOR ☐ OR VOTE AGAINST ☐ the resolution set forth in Schedule “A” of the Circular to approve the unallocated options under the Corporation’s stock option plan as disclosed in the Circular;

(4)	VOTE FOR ☐ OR VOTE AGAINST ☐ the advisory resolution set forth in Schedule “C” of the Circular to accept the approach to executive compensation as disclosed in the Circular;

(5)
VOTE FOR ☐  OR VOTE AGAINST ☐  the resolution set forth in Schedule “D” of the Circular to approve the continuation, amendment and restatement of the Corporation’s shareholder rights plan as disclosed in the Circular;

(6)	VOTE FOR ☐ OR VOTE AGAINST ☐ the resolution set forth in Schedule “G” of the Circular to confirm and approve the Corporation’s advance notice by-law as disclosed in the Circular; and

(7)
amendments or variations to the matters identified in the notice of meeting accompanying the Circular (the “Notice of Meeting”) and such other business as may properly come before the Meeting or any adjournment or postponement thereof at the discretion of the proxyholder.

The common shares represented by this form of proxy will be voted or withheld from voting in accordance with the instructions indicated on any ballot that may be called in respect of the same unless the form of proxy otherwise specifies, in which case, the specified instructions will be followed. If no choice is specified in this form of proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated in the printed portion above will vote the common shares represented by this form of proxy as specified for such matter in the Circular.

Each common shareholder of the Corporation has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder of the Corporation, to attend and act for and on behalf of the undersigned of the Corporation at the Meeting. To exercise such right, you may do so either by legibly printing the person’s name in the blank space provided above when completing this form of proxy and striking out the names of management’s nominees or by completing another form of proxy.

Under Canadian corporate and securities laws, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also email your request for financial statements to inquiries@astfinancial.com.

☐	I would like to receive quarterly financial statements
☐	I do not want to receive annual financial statements
☐	I would like to receive future mailings by email at ______________________________________________

This instrument supersedes and revokes any prior appointment of proxy made by the undersigned with respect to voting at the Meeting.

Dated:                            , 2019.

Name of Shareholder (Please print clearly)	Signature of Shareholder

NOTES:
(1)
To be effective, this proxy must be signed by a holder or his or her attorney duly authorized in writing, or, if the holder is a corporation, a duly authorized officer or attorney of the corporation. If the corporation has a corporate seal, its corporate seal should be affixed.

(2)
If the common shares are registered in the name of an executor, administrator or trustee, please sign exactly as the common shares are registered. If the common shares are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

(3)
In many cases, common shares beneficially owned by a holder ("beneficial holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. A beneficial holder should, in particular, review the section entitled "Non-Registered Shareholders" in the accompanying Circular and carefully follow the instructions of their securities dealer or other intermediary.

(4)
Some holders may own securities as both a registered and a beneficial holder and will need to vote separately as a registered holder and as a beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

(5)
If a common share is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of common shares indicated on the proxy.

(6)	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was received by the Corporation or its transfer agent.

(7)
All holders should refer to the Circular for a more detailed explanation of the rights of common shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.